July 17, 2025

Gregory Zikos
Chief Financial Officer
Costamare Inc.
7 Rue du Gabian
MC 98000 Monaco

        Re: Costamare Inc.
            Form 20-F for the Fiscal Year ended December 31, 2024
            Filed February 20, 2025
            File No. 001-34934
Dear Gregory Zikos:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation